Mail Stop 3561

				July 27, 2005

By Facsimile and U.S. Mail

Mr. Ian Bourne
Chief Financial Officer
TransAlta Corp
110-12th Avenue SW
PO Box 1900 Station M
Calgary, AB T2P 2M1

		Re:	TransAlta Corporation
			Form 40-F for the year ended December 31, 2004
			Filed April 1, 2005
			File No. 1-15214

Dear Mr. Bourne:

	We reviewed your responses to our prior comments on the above referenced filings as set forth in your letter dated July 25, 2005.
Our review resulted in the following accounting comment.

Form 40-F for Fiscal Year Ended December 31, 2004

1. We note your response to comment two of our letter dated July
5,
2005. It appears that EITF 88-18 is not applicable to the accounting for the sale of three facilities to TA Cogen with respect to the initial public offering of TA Power. EITF 88-18 addresses sales of future revenues or income. The accounting for your transaction appears to be more appropriately addressed in question two of SAB Topic 5:H. Please quantify for us the amounts recognized in earnings under US GAAP for the periods in question (1998 through July
2003),
and if material, please amend the US GAAP reconciliation note to your financial statements included as part of your 2004 Form 40-F to eliminate prior gains which were amortized into income up until the time when the buyback provision was eliminated. Please explain to us if your external auditors still support the accounting for this transaction from a US GAAP perspective. We may have further comment.

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appropriate,
please respond to this comment within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your response to our comment and provides any requested supplemental information. Please file your response letter on EDGAR as a correspondence file.

		If you have any questions regarding this comment, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841. Any other questions regarding disclosures issues may be directed to H.
Christopher Owings, Assistant Director at (202) 551-3725.





			Sincerely,



			Michael Moran, Esq.
			Branch Chief

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Mr. Ian Bourne
TransAlta Corp
July 27, 2005
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